                          SECURITIES AND EXCHANGE COMMISSION

                                WASHINGTON, D.C. 20549

                                   AMENDMENT NO. 1
                                      FORM 10-SB

                    GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                                SMALL BUSINESS ISSUERS

                           Under Section 12(b) or 12(g) of
                         The Securities Exchange Act of 1934



                                CONVERGE GLOBAL, INC.
                                ---------------------
                    (Name of Small Business Issuer in its charter)

             Utah                                       87-0426858
---------------------------------            ---------------------------------
(State or Other Jurisdiction                 (IRS Employer Identification No.)
of Incorporation or Organization)


233 Wilshire Boulevard, Suite 930, Santa Monica, California         90401
-------------------------------------------------------------------------------
(Address of principal executive offices)                          (Zip Code)


                                    (310) 434-1974
                   ------------------------------------------------
                   (Issuer's Telephone Number, Including Area Code)


Securities to be registered under Section 12(b) of the Act:

     Title of each class                        Name of each exchange on which
     to be so registered                        each class is to be registered
     -------------------                        ------------------------------
            None                                             None
        -----------                                       ----------

        -----------                                       ----------


Securities to be registered pursuant to section 12(g) of the Act:

     Common Stock, par value $.001
     -----------------------------
     (Title of Class)

                                        PART I

ITEM 1.      DESCRIPTION OF BUSINESS

        A.   BUSINESS DEVELOPMENT

               1.   FORM AND YEAR OF ORGANIZATION

        The corporation was incorporated under the laws of the State of Utah, on October 4, 1985, under the name of Mormon Mint, Inc. The corporation was originally organized to manufacture and market commemorative medallions as related to the Church of Jesus Christ of Latter Day Saints, the "Mormons." The company was inactive for ten years. In 1998, the Company changed its name to Capital Placement Specialists, Inc. as it began to seek new business opportunities.

        Pursuant to an Acquisition Agreement, dated January 5, 1999, Bekam Investments, Ltd. ("Bekam") acquired one hundred percent (100%) of the common shares of the company at that time; or 2,430,000 shares. Bekam subsequently spun off the company by contributing the shares to the treasury of the Company. The Company then changed its name to Converge Global, Inc. Converge Global, Inc. ("Converge" or the "Company") currently trades on the OTC Bulletin Board under the trading symbol: CVRG.

        B.   BUSINESS OF ISSUER

       The Company's business is focused in the globally emerging electronic commerce ("e-commerce") industry. The Company is in the process of building specialty portals catering to niche market segments, as well as building a market that provides complete e-commerce solutions to other businesses. The Company plans to provide these e-commerce solutions with specific emphasis on audio and video delivery over the Internet. The Company's Internet address is: www.convergecom.com.

             1.   PRINCIPAL PRODUCTS AND THE MARKET.

THE MARKET

THE INTERNET

       International Data Corporation estimates that the number of users accessing the Web will grow from 28 million in 1996 to 175 million in 2001 and that the amount of commerce conducted over the Web will increase from approximately $2.6 billion in 1996 to $220 billion in 2001. Growth in Internet usage has been fueled by a number of factors, including the large and growing base of personal computers installed in the workplace and home, advances in the performance and speed of personal computers and modems, improvements in network infrastructure, easier and cheaper access to the Internet and increased awareness of the Internet among consumer and trade customers.

       The emergence of the Internet as a significant communications medium is driving the development and adoption of Web content and commerce applications that offer both convenience and value to consumers, as well as unique marketing opportunities and reduced operating costs to business. A growing number of consumer and trade customers have begun to conduct business on the Internet including paying bills, booking airline tickets, trading securities and purchasing consumer goods (e.g., personal computers, consumer electronics, compact disks, books, groceries and vehicles). Moreover, online transactions can be faster, less expensive, more accurate and more convenient than transactions conducted through a human intermediary.

THE PRODUCTS

     The following is a summary of the Company's products and services which evidence the Company's recent shift in creation and development of Internet niche portals, with an emphasis on special Internet web sites. The Company is in the process of developing audio and video delivery over the Internet. By leveraging its well-established marketing and technical expertise, along with constantly updated content and technology supplied or procured by its proven team of experts, the Company will design and implement each portal to meet the tastes, interests and demands of its target audiences. By positioning its portals as leading-edge, comprehensive communities, and by extending the Company's status through a portfolio of credible and relevant consumer-based content, features, products and services, the Company believes it will establish its portals as mandatory destinations for targeted consumers. Leading to ever-increasing base of sales and earnings. As a result, Converge believes it will achieve a significant market valuation through subsequent offerings of its equity securities, or by selling the Company to a major force on the Internet, communications, entertainment or
consumer products industries.   The Internet Technology ("IT") industry is
witnessing the onset of an e-commerce explosion. Price Waterhouse in it's "Annual Technology Forecast" predicts that by 2002, e-commerce is anticipated to generate $94 billion in revenues. Further industry projections anticipate a significant influx of e-merchants will flock to the Internet in 2000. In fact, by 2003 over 400,000 US based e-merchants will have a presence on the World Wide Web. That is a 20 fold increase from current figures reporting 17,500 on line e-merchants. The majority of these e-merchants realize the advantages of portals, such as they once realized the need to be in commercial districts and shopping centers. The key to survival for merchants was Location, Location, Location. As we reach the dawn of a new millennium, the trend is quickly becoming Portals, Portals, Portals.

E-MERCHANTS

     One of the Company's services is providing E-Merchant services. E-Merchants are increasingly realizing the ease of conducting business on the World Wide Web. Becoming an e-merchant is no longer a choice, but rather a critical component of survival in the business world. Had this necessity been realized, small bookstores, brokerage firms and travel agencies would not have suffered drastic losses in revenues to their Internet savvy competitors such as Amazon.com, E-trade and Travelocity.com. According to a report published by Keenan Vision, there are approximately 17,500 e-merchants on line and over 5 million offline merchants in the US alone, who currently use credit cards to process payments. The growth opportunity is spectacular, with millions of potential e-merchants across the globe increasing everyday.

     The promise of reaching more customers, increasing productivity and ultimately resulting in increased profits will attract even the smallest business owners to portal infrastructures.

     Similar to searching and investigating for a good location and storefront, E-Merchants will be searching for the right portal most suitable to reach their specific market. We are witnessing the gap narrow between the real world and the virtual world. Converge has packaged together technology and services that can assist any entrepreneur into an e-merchant with little effort. Converge develops portal site for specific niche market where the Internet user quickly reach his destination of choice or have more options available to him in the same niche areas.

PORTAL SERVICES

     Portals are defined as Internet infrastructures serving as entry points and destinations for on line users. Currently, existing portals can be overwhelming for the end user. The unavoidable portals control the sales and marketing channels that reach on line consumers. Converge develops high quality, attractive, easy to navigate specialty portals with user friendly interface programmed with the most amateur Internet user in mind.

     Often many E-Merchants risk drowning in vast search engines. What happens to the speciality web site offering unique products and services? What happens to the e-merchants catering exclusively to a particular demographical group?

     "Internet Portals will lead the E-Merchant stampede in 1999. Portals are better positioned than other infrastructure players to take advantage of
the e-merchant market," states the Keenan Vision newsletter.   The report
predicts the revenue opportunities resulting from the e-merchant stampede to portals with the same enthusiasm as the cries of 'Gold!' during the California Gold Rush of 150 years ago!

     Electronic commerce is a proven opportunity. Ensuring success and avoiding failure in this opportunity can be as simple as choosing the wrong portal.
Thus, Converge is an inevitable phenomenon drastically changing the face of commerce.

      Converge is strategically positioned for this demand by developing and implementing niche portals.

          2.   DISTRIBUTION

     As discussed above, the Company's products and services are all distributed via the Internet. The Company's intention is to increase awareness and distribution of its products and site through both mainstream marketing (billboards, radio, television, etc.) and Internet marketing (listing in various search engines, banner ads on various sites, etc.)

          3.   STATUS OF ANY PUBLICLY ANNOUNCED NEW PRODUCT OR SERVICE.

          The Company feels that with the increase in bandwidth through channels such as Cable Modems and DSL, the Internet is going to allow for more efficient distribution of multimedia such as video and audio. It is the Company's intention to produce and broadcast audio/video productions over the Internet through its Webfomercials.

          4.   COMPETITION.

     The online commerce industry, particularly on the Internet, is new, rapidly evolving and intensely competitive, which the Company expects to intensify in the future. Barriers to entry are minimal, allowing current and new competitors to launch new Web sites at a relatively low cost. The company currently or potentially competes with other companies which have e-commerce websites. These competitors include Broadcast.Com, Amazon.com and Yahoo!

          5.   SOURCES AND AVAILABILITY OF INFORMATION AND PRINCIPAL SUPPLIERS.

     The majority of the content and development of products is done internally. The sites are hosted through various Internet Service Providers.

          6.   DEPENDENCE ON ONE OR A FEW MAJOR CUSTOMERS.

     Not applicable.

          7. PATENTS, TRADEMARKS, LICENSES, FRANCHISES, CONCESSIONS, ROYALTY AGREEMENTS AND/OR LABOR CONTRACTS.

     The Company filed its trademark application for the trademark "Webfomercials" with the Patent and Trademark Office and is awaiting registration of the mark. It has also applied to trademark its slogans "solutions for the e-conomy" as well as "man's final destination."

          8.   GOVERNMENT APPROVAL.

     No government approval is required for any of the Company's current products or services.

          9.   EFFECT OF ANY EXISTING OR PROPOSED GOVERNMENT REGULATIONS.

     None.

          10.  RESEARCH AND DEVELOPMENT COSTS

     Development costs are being absorbed since most of the research and development is done internally by Converge's team. Any additional work incapable of being completed by the Company will be sent to independent contractors.

          11. COST AND EFFECTS OF COMPLIANCE WITH ENVIRONMENTAL LAWS AND REGULATIONS

     The Company is not involved in a business which involves the use of materials in a manufacturing stage where such materials are likely to result in the violation of any existing environmental rules and/or regulations. Further, the Company does not own any real property which would lead to liability as a land owner. Therefore, the Company does not anticipate that there will be any costs associated with the compliance of environmental laws and regulations.

          12.  EMPLOYEES

     As of the date hereof, the Company employs 8 full-time employees and 1 part-time employee. The Company hires independent contractors on an "as needed" basis only. The Company has no collective bargaining agreements with its employees. The Company believes that its employee relationships are satisfactory. Long term, the Company will attempt to hire additional employees as needed based on its growth rate.

ITEM 2.   MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION




     These financial projections contain figures relating to plans, expectations, future results, performance, events or other matters that are "forward-looking statements" . When used in the Plan of Operations, words such as "estimate", "project", "intend", "expect", "anticipate" and similar expressions are intended to identify forward-looking statements. Such forward looking statements involve numerous risks and uncertainties, pertaining to technology, development of the Company's products, and markets for such products, timing and level of customer orders, competitive products and pricing, changes in economic conditions and markets for the Company's products and other risks and uncertainties. Actual results, performance and events are likely to differ and may differ materially and adversely. Investors are cautioned not to place undue reliance on these forward-looking statements which speak only as to the date of the Plan of Operations.


     These projections have not been prepared with a view toward complying with published guidelines of the American Institute of Certified Public Accountants. In addition, the Company's independent auditors have not examined, reviewed, compiled, or applied upon procedures to the projections, and no other independent expert has reviewed the projections.

RESULTS OF OPERATIONS


     The following table sets forth, for the years indicated, selected financial information for the Company:


=================================================================================================
                                                    SIX MONTHS ENDED           YEAR ENDED
                                                         JUNE 30               DECEMBER 31
                                                       (UNAUDITED)               (AUDITED)
=================================================================================================
                                                     1999       1998          1998         1997
-------------------------------------------------------------------------------------------------
 Total revenue                                   $   5,870       ---           ---           ---
-------------------------------------------------------------------------------------------------
 Cost of revenue                                       -0-       ---           ---           ---
-------------------------------------------------------------------------------------------------
 Gross profit                                        5,870       ---           ---           ---
-------------------------------------------------------------------------------------------------
 General, administrative, and selling expenses   $ 332,920       ---           ---      $ 26,110
-------------------------------------------------------------------------------------------------
 Income (loss) from operations                    (327,050)      ---           ---       (26,110)
-------------------------------------------------------------------------------------------------
 Interest expense                                      -0-       ---           ---           ---
-------------------------------------------------------------------------------------------------
 Other expense                                         ---       ---           ---           ---
-------------------------------------------------------------------------------------------------
 Income (loss) before taxes                       (327,050)      ---           ---       (26,110)
-------------------------------------------------------------------------------------------------
 Taxes on income                                       800       ---           ---           ---
-------------------------------------------------------------------------------------------------
 Net income (loss)                               $(327,850)      ---           ---      $(26,110)
=================================================================================================


FISCAL YEAR ENDED DECEMBER 31, 1998 (AUDITED) AS COMPARED TO FISCAL YEAR ENDED DECEMBER 31, 1997 (AUDITED)


     REVENUES.  The Company has not generated revenues since inception.


     GENERAL, ADMINISTRATIVE, AND SELLING EXPENSES.


     The Company had no general, administrative and/or selling expenses for the year ended December 31, 1998 as compared to $26,110 in selling, general and administrative expenses generated for the same period in 1997 which were for services rendered by an individual consultant to the Company.


     INTEREST EXPENSE.


     None.


     OTHER EXPENSE.


     None.


     INCOME (LOSS) BEFORE TAXES.

     The Company has no income loss before taxes for the year ended December 31, 1998 since the Company had no revenues or expenses. The Company had a $26,110 loss before income taxes for the same period in 1997.


     TAXES ON INCOME.


     None.


     NET INCOME/LOSS.


     The Company experienced no net loss as of December 31, 1998 as compared to a net loss of $26,110 for the same period in 1997.


SIX MONTHS ENDED JUNE 30, 1999 (UNAUDITED) AS COMPARED TO SIX MONTHS ENDED JUNE 30, 1998 (UNAUDITED)




     REVENUES. The Company generated $5,870 in revenues for the six months ended June 30, 1999, from Web site service contracts as compared to no revenues for the same period last year since the Company was not in operation at that time.


     GENERAL, ADMINISTRATIVE, AND SELLING EXPENSES.


     The Company had $332,920 in general, administrative and/or selling expenses for the six months ended June 30, 1999, as compared to no such expenses for the
same period in 1998.   Such expenses were incurred by salaries, rent, general
office expenses.


     INTEREST EXPENSE.


     None.


     OTHER EXPENSE.


     None.


     INCOME (LOSS) BEFORE TAXES.


     The Company experienced a $327,850 income loss after taxes for the six months ended June 30, 1999 due to an increase in expenses during the startup period and no income loss after taxes for the same period in 1998 since the Company was not in operation at that time.


     TAXES ON INCOME.


     The Company experienced $800 in income tax for the six months ended June 30, 1999, and no such tax for the same period in 1998.

     NET INCOME/LOSS.


     The Company experienced a net loss of $327,050 as of six months ended June 30, 1999 as compared neither a net loss or gain for the same period in 1998.



LIQUIDITY AND CAPITAL RESOURCES

     The Company has received no venture capital investment. The Company concluded an offering under Rule 504 of Regulation D. Under this offering the Company raised $25,000 and issued 2,000,000 options to purchase shares of its common stock at an exercise price of $0.10 each. These options were exercised on March 30, 1999, May 7, 1997 and June 1999, raising $200,000.

     Throughout its history the Company had employed a variety of methods for diversifying its operations and pursuing its strategic and business objectives without pulling badly needed capital from its on-going operations, or incurring onerous overhead and financing obligations. These have included licenses, joint-ventures, and even counter-trade (technologies for technologies) mechanisms as part of this diversification methodology.

     As of June 30, 1998, the Company had no appreciable short or long-term debt and had been reorganized to prepare for future business.

     The Company does not believe that inflation has had a significant impact on its operations since inception of the Company.


SUBSIDIARIES

     On February 5, 1999, the Articles of Incorporation for Gearz.com, Inc. ("Gearz.com") were filed with the California secretary of State. The directors of the company are Imran Husain and Samar Khan.

     Gearz.com is a wholly owned subsidiary of Converge whereby Converge holds 1,000,000 shares of common stock of this Company. Gearz.com is a portal site geared towards mens' interest. The target group ranges from ages 18-45 with interests in finance, travel, entertainment, fashion and electronics. Gearz.com considers itself as a "iVillage.com" or "woman.com" portal site for men.

     On April 30, 1999, Converge became a 50% shareholder of Liquidationbid.com, Inc. ("Liquidationbid") whereby Converge holds 1,000,000 shares of common stock of Liquidation.bid. Mr. Imran Husain serves as the President and Director of Liquidation.bid.

     Liquidation bid is in the business of global business-to-business auctioning and bartering exchange. It assists corporate clients in auctioning or bartering excess inventory or, in case of liquidation, selling of assets, inventories to highest bidder in an efficient and cost-effective manner.

YEAR 2000

     The Company has developed and acquired its computer systems with an objective to be Year 2000 compliant. The Company has engaged the services of qualified technicians to determine the extent to which it may be vulnerable to third party Year 2000 issues. As a relatively new corporation, all computer equipment purchased, in August 1997 and August 1998, is Year 2000 compliant.
The internal software written by the Company's programmers is written with the long-date format included and consequently is Year 2000 compliant. The Company uses Microsoft software and has installed all the available "patches" to up-date this software. Further, Microsoft "patches" will be installed as they become available from Microsoft in 1999, but this affects less than 20% of the Company's software and does not impact on the on-going operation of the Company. The Company has expended approximately $15,000 on hardware and software to become Year 2000 compliant.

     The Company has assessed and continues to asses whether its information and non-information technology systems will be effected by the Year 2000 issues. The Company has investigated its third party communications suppliers such as the telephone company and its Internet service provider and found that all are in the process of becoming Year 2000 compliant in 1999. Based upon current information, management believes that the necessary modifications have been made internally to effectively continue The Company into the Year 2000, however, management is continuing to monitor internal systems, and to assess the readiness of its systems, to ensure Year 2000 compliance. As a contingency, The Company has identified other communication suppliers who could provide the necessary service at a minimal cost to the Company, and a minimal effect on the operations of the Company. In the event no other communication suppliers can be found, there could be a material adverse effect on the Company and its operations. Based upon current information, The Company does not believe that the costs associated with Year 2000 compliance is material for the Company.

ITEM 3.   DESCRIPTION OF PROPERTY

     The main administrative offices of the Company are located at 233 Wilshire Boulevard, Suite 930, Santa Monica, California 90401.

     The Company has sub-leased these premises from Manhattan West, Inc., for a period of three (3) years. The sublease payments are due on the first day of each month at approximately $4,400.00 per month. All utilities and staff expenses are borne by the Company.

ITEM 4.        SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

                                PRINCIPAL STOCKHOLDERS

     The following table sets forth certain information regarding beneficial ownership of the Company's Common Stock, as of the date hereof and as adjusted to reflect the sale of the Shares offered hereby by (i) each stockholder known by the Company to be the beneficial owner of more than five percent of the outstanding Common Stock, (ii) each director of the Company, (iii) each officer of the Company, and (iv) all directors and officers as a group.

---------------------------------------------------------------------------------------------
Title of       Names and                     Amount and          Percent of Outstanding
 Class         Address of                    Nature of      Common Stock Beneficially Owned
               Beneficial                    Beneficial     -------------------------------
               Owner                         Ownership
---------------------------------------------------------------------------------------------
Common         Imran Husain                  1,000,000(1)                 6.32%
Shares         10560 Wilshire Boulevard      Director/
               Unit No. 704                  Officer
               Los Angeles, CA 90024

Common         Samar Khan                    1,000,000(2)                 6.32%
Shares         1233 San Vicente Boulevard    Secretary/
               Santa Monica, CA 90401        Treasurer

Common         Reza Rahman                      25,000                   .0044%
Shares         6917 Valley View Lane, 254    Director
               Irving, TX 75039

Common         Montague Securities           3,400,000                   17.58%
Shares         International, Ltd.
               Saffrey Square
               Bay Street and Bank Lane
               P.O. Box N-8303
               Nassau, N.P., The Bahamas

--------------------------------------------------------------------------------
       All officers and directors as a group (3 persons) 2,025,000   32%
--------------------------------------------------------------------------------

ITEM 5.   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

DIRECTORS AND EXECUTIVE OFFICERS


---------------------------

    (1) On January 6, 1999, the Company issued 1,000,000 options to purchase Common Stock of the Company at an exercise price of $0.001 for a term of five years to Mr. Husain under the Company's 1999 Incentive and Nonstatutory Stock Option Plan. The options were exercised in February 1999.



    (2) On January 6, 1999, the Company issued 1,000,000 options to purchase Common Stock of the Company at an exercise price of $0.001 for a term of five years to Mrs. Khan under the Company's 1999 Incentive and Nonstatutory Stock Option Plan. The options were exercised in February 1999.

     The directors and officers of the Company are as follows:

     NAME                     AGE                           OFFICE
-----------------------------------------------------------------------------------
     Imran Husain             32        President, Chief Executive Officer and
                                        Director

     Samar Khan               27        Secretary, Treasurer

     Reza Rahman              32        Director
-----------------------------------------------------------------------------------

IMRAN HUSAIN, PRESIDENT, CHIEF EXECUTIVE OFFICER AND DIRECTOR. Mr. Imran Husain is President, Chief Executive Officer and Director of Converge Global, Inc. Mr. Husain holds a B.S. in Science Florida International University.

SAMAR KHAN, SECRETARY AND TREASURER. Ms. Samar Khan has been involved with corporate consulting since May, 1997. Ms. Khan has worked with GTI Partners, a corporate consulting firm for one year. Ms. Khan was employed as an office manager at Tansa Group, a public relations firm in Anaheim Hills, California from 1993-1996. She attended California State University at Pomona from 1989-1991, taking courses in business and accounting.

REZA RAHMAN, DIRECTOR. Reza Rahman has been employed by Nokia Mobile Phones, Inc. since 1995, a leader in the mobile phone manufacturing industry based in Irving, Texas. As a customer satisfaction manager, his responsibilities include measuring and analyzing key customer dissatisfaction issues, managing resolution efforts and communicating lessons learned to other business units. He is also responsible for developing and implementing strategies to improve market share and has improved the Customer Satisfaction Index by a factor of 75 percent in nine months. Mr. Rahman holds a B.S. in Industrial Engineering from the University of Texas at Arlington.

ITEM 6.   EXECUTIVE COMPENSATION

          The following table and attached notes sets forth the compensation of the Company's executive officers and directors during each of the fiscal years since inception of the Company. The remuneration described in the table does not include the cost to the Company of benefits furnished to the named executive officers, including premiums for health insurance, reimbursement of expense, and other benefits provided to such individual that are extended in connection with the ordinary conduct of the Company's business. The value of such benefits cannot be precisely determined, but the executive officers named below did not receive other compensation in excess of the lesser of $25,000 or 10% of such officer's cash compensation.

          The following table sets forth all compensation scheduled to be received for services rendered to the Company in all capacities during the 1998-99 fiscal year by those persons who are the Company's officers and directors.

     Name and                      Annual Compensation      Long Term Compensation
     Principal Position                                     Stock Options
                                                            Bonuses / Other
-------------------------------------------------------------------------------------


                                       12

     Imran Husain                  $      60,000            Stock Options  1,000,000(1)
     President, CEO and Director

     Samar Khan                    $      60,000            Stock Options  1,000,000(2)
     Secretary/Treasurer

     Reza Rahman                   $         -0-            Stock Options  -0-
     Director                      -------------
                                   $     120,000

          See audited and unaudited financial statements for fiscal year detail of executive compensation.

          The Company carries no officers and directors liability insurance, nor disability and life insurance benefits. The Company has historically reimbursed Messrs. Husain, Rahman and Mrs. Khan for quarterly private health insurance premiums and for expenses. All executive officers are currently covered by employment agreements. The Company does not maintain any pension plan, profit sharing plan or similar retirement or employee benefit plans.

ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Pursuant to an Acquisition Agreement dated January 5, 1999, Bekam Investments, Ltd. ("Bekam") acquired 100% of the common shares of the Company at the time or 2,430,100 shares. Bekam subsequently spun off the Company by contributing the shares to the treasury of the Company. The Company then changed its name to Converge Global, Inc.

     On January 6, 1999, the Board of Directors approved the 1999 Incentive Stock Option Plan to certain employees and officers exercised within five (5) years from February 1, 1999, at a par value common stock price of $0.001 per share.

ITEM 8.  DESCRIPTION OF SECURITIES

COMMON STOCK

     The Company's Articles of Incorporation authorize the issuance of 50,000,000 shares of common stock, $.001 par value per share, of which approximately 5,977,800 shares were outstanding as of August 8, 1999.

     Holders of shares of common stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of common stock have no cumulative voting rights. Accordingly, the holders of in excess of 50% of the aggregate number of shares of Common Stock outstanding will be able to elect all of the directors of the Company and to approve or disapprove any other matter submitted to a vote of all shareholders. See "Principal Shareholders."

     Holders of shares of common stock are entitled to share ratably in dividends, if any, as may be declared, from time to time, by the Board of Directors in its discretion, from funds legally available therefor. The Company does not currently anticipate paying any dividends on its Common Stock. In the event of a liquidation, dissolution or winding up of the Company, the holders of shares of common stock are entitled to share pro rata all assets remaining after

---------------------------

    (1) On January 6,, 1999, the Company issued 1,000,000 options to purchase Common Stock of the Company at an exercise price of $0.001 for a term of five years to Mr. Husain under the Company's 1999 Incentive and Nonstatutory Stock Option Plan. The options were exercised in February 1999.



    (2) On January 6, 1999, the Company issued 1,000,000 options to purchase Common Stock of the Company at an exercise price of $0.001 for a term of five years to Mrs. Khan under the Company's 1999 Incentive and Nonstatutory Stock Option Plan. The options were exercised in February 1999.

payment in full of all liabilities. Holders of common stock have no preemptive rights to purchase the Company's common stock. There are no conversion rights or redemption or sinking fund provisions with respect to the common stock. All of the outstanding shares of common stock are fully paid and non-assessable.

     Shares of Common Stock are registered at the office of the Company and are transferable at such office by the registered holder (or duly authorized attorney) upon surrender of the Common Stock certificate, properly endorsed. No transfer shall be registered unless the Company is satisfied that such transfer will not result in a violation of any applicable federal or state securities laws. The Company's transfer agent is Holladay Stock Transfer, Inc., 4350 East Camelback Road, Suite 100F, Phoenix, Arizona 85018.

PREFERRED STOCK

     The Company has a single common class of stock and there is no preferred class of stock at this time.

DISTRIBUTION OF ACQUISITION SHARES

     Pursuant to the Acquisition Agreement dated January 5, 1999, Bekam retired all the acquired shares, 2,430,000 shares, to the treasury of the Company.

WARRANTS AND OPTIONS

     WARRANTS

     The Company has no warrants issued and outstanding at this time.

     OPTIONS

     As of January 6, 1999 the Company implemented its 1999 Incentive and Non-Statutory Stock Option Plan which authorized 7,000,000 shares exercisable upon grant to beneficiary over a period of five (5) years, and no less than twenty percent (20%) shall be exercised annually. As of the date of this filing, there have been 2,000,000 options issued to two (2) employees.


                                       PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANTS' COMMON EQUITY AND OTHER STOCKHOLDERS MATTERS

          A.   MARKET INFORMATION

                         MARKET FOR THE ISSUER'S COMMON STOCK
                                 AND RELATED MATTERS

     Converge has a total authorized capitalization of 50,000,000 shares of a single class of common stock, par value $.001. As of the date hereof, the Company has approximately 5,977,800 total issued and outstanding shares. Management and insider holdings comprise approximately 32% of the total issued and outstanding; while the remainder is distributed amongst approximately 11 registered shareholders and 120 streetholders. The current actual public float is approximately 3,000,000 shares. The Company's common stock is presently held in client accounts and/or in "street name" by over 9 U.S. securities firms.

     The Company's common stock had been traded in the over-the-counter market since the January 5, 1999 acquisition with Converge and is quoted on the OTC Bulletin Board under the symbol CVRG.

     The following table sets forth the high and low bid prices for the Company's common stock as reported on the OTC Bulletin Board.

     The prices below also reflect inter-dealer quotations, without retail mark-up, mark-down or commissions and may not represent actual transactions:

                                   Low                 High
          Month/Year               Bid                  Bid
          -----------------------------------------------------
          February 1999            5.25                5.25
          March 1999               5.5                 5.5
          April 1999               4.75                4.75
          May 1999                 4.875               4.875
          June 1999                2.875               2.875
          July 1999                2.125               2.125

     As of August 10, 1999 the bid price of the Company's common shares was $3.25 per share. As of August 9, 1999 there were approximately 11 registered and 120 street holders of record of the Company's common stock.

MARKET MAKERS

     Management understands that the following firms currently make a market for the Company's securities on the OTC Bulletin Board: Hill Thompson, Paragon, Sharpe and National.

                             TRADING SYMBOL: CVRG

     B.   HOLDERS

     As of August 9, 1999, there were approximately 11 holders of Company Common Stock, and 120 street holders of the Company stock, as reported by the Company's transfer agent.

SHAREHOLDER ACCOUNTS

     Although to date a small market cap and unregistered issue, the Company's stock is widely distributed. Converge stock is currently held in individual and
institutional client names at 9 U.S. registered broker dealer firms.   The
Company understands that the following firms currently hold its common stock in registered client names, unregistered "street name" and/or client accounts.

     Bear Stearns & Co., Inc.
     Merrill Lynch
     The Depository Trust
     National Financial Services
     RBC Dominion Securities
     Solomon Smith Barney
     U.S. Clearing
     Yorktown Securities I
     Chase Manhattan Bank

     The Company's transfer is Holladay Stock Transfer, Inc., 4350 East Camelback Road, Suite 100F, Phoenix, Arizona 85018.

     C.   DIVIDENDS

     The Company has not paid any dividends on its Common Stock. The Company currently intends to retain any earnings for use in its business, and therefore does not anticipate paying cash dividends in the foreseeable future.

ITEM 2.   LEGAL PROCEEDINGS

     To the best knowledge of management, there are no legal proceedings pending or threatened against the Company.

ITEM 3.   ACCOUNTANTS

     The Company has engaged Stonefield Josephson, Inc., 1620 26th Street, Suite 400-South, Santa Monica, California 90401 as its principal accountants as of April 30, 1999. The decision to engage Stonefield Josephson, Inc. was approved by the Board of Directors.

ITEM 4.   RECENT SALES OF UNREGISTERED SECURITIES

     The Company conducted an offering under Rule 504 of Regulation D of the Securities Act of 1933 in February 1999. Under this offering, the Company raised $25,000 from an investment group and issued 2,000,000 options to purchase shares of the Company's common stock at an exercise price of $0.10 per share. These options were exercised on March 30, 1999, May 7, 1997 and June 1999, raising $200,000 for the Company.

ITEM 5.   INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Utah Corporation Law and the Company's Certificate of Incorporation and Bylaws authorize indemnification of a director, officer, employee or agent of the Company against expenses incurred by him or her in connection with any action, suit, or proceeding to which such person is named a party by reason of having acted or served in such capacity, except for liabilities arising from such person's own misconduct or negligence in performance of duty. In addition, even a director, officer, employee or agent of the Company who was found liable for misconduct or negligence in the performance of duty may obtain such indemnification if, in view of all the circumstances in the case, a court of competent jurisdiction determines such person is fairly and reasonably entitled to indemnification. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

                                   PART F/S

FINANCIAL STATEMENTS

The following financial statements are included herein:

Audited Consolidated Financial Statements for Fiscal Year ended 1998

Unaudited Consolidated Financial Statements for the Six Months Ended June 30, 1999 and June 30, 1998

                                       PART III

ITEM 1 AND
ITEM 2.        INDEX TO EXHIBITS AND DESCRIPTION OF EXHIBITS


Exhibit No.    Document Description
-----------    --------------------

No Additions to Exhibits


                                      SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                              CONVERGE GLOBAL, INC.


                              By:   /s/ Imran Husain
                                 ----------------------------------------------
                                    Imran Husain
                              Its:  President, Chief Executive Officer, Director


Signature                Title                                      Date
---------                -----                                      ----
/s/ Imran Husain         President, Chief Executive Officer
Imran Husain             and Director                           September 23, 1999


/s/ Samar Khan           Secretary and Treasurer
Samar Khan               and Director                           September 23, 1999


/s/ Reza Rahman          Director                               September 23, 1999
Reza Rahman

                     CONVERGE GLOBAL, INC. AND SUBSIDIARIES
                        (A DEVELOPMENT STAGE ENTERPRISE)

                               (FORMERLY KNOWN AS
                      CAPITAL PLACEMENT SPECIALISTS, INC.)

                        CONSOLIDATED FINANCIAL STATEMENTS

                     YEARS ENDED DECEMBER 31, 1998 AND 1997


                                    CONTENTS

                                                                      PAGE
                                                                      ----
INDEPENDENT AUDITORS' REPORT                                           F-1

CONSOLIDATED FINANCIAL STATEMENTS:
  Consolidated Balance Sheets                                          F-2
  Consolidated Statements of Operations                                F-3
  Consolidated Statements of Stockholders' Deficit                     F-4
  Consolidated Statements of Cash Flows                             F-5 - F-6
  Notes to Consolidated Financial Statements                        F-7 - F-12

                          INDEPENDENT AUDITORS' REPORT




Board of Directors
Converge Global, Inc. and Subsidiaries
Santa Monica, California


We have audited the accompanying consolidated balance sheet of Converge Global, Inc. and Subsidiaries (a development stage enterprise) as of December 31, 1998, and the related consolidated statements of operations, stockholders' deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements as of December 31, 1997 and for the year then ended, were audited by other auditors whose report dated July 9, 1999, included an explanatory paragraph which expressed substantial doubt about the Company's ability to continue as a going concern.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Converge Global, Inc. and Subsidiaries as of December 31, 1998, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As shown in the financial statements, the Company has incurred net losses from operations, has negative cash flows from operations, and has a net capital deficiency. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in
Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.





STONEFIELD JOSEPHSON, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Santa Monica, California
June 16, 1999

                     CONVERGE GLOBAL, INC. AND SUBSIDIARIES
                        (A DEVELOPMENT STAGE ENTERPRISE)

                           CONSOLIDATED BALANCE SHEETS


                                         ASSETS                              June 30,         June 30,         December 31,
                                                                               1999             1998               1998
                                                                            -----------      -----------       ------------
                                                                            (unaudited)      (unaudited)
CURRENT ASSETS:
  Cash                                                                    $      18,932      $         -    $           -
  Due from related party                                                          3,280                -                -
  Prepaid expenses                                                                9,500                -                -
                                                                          -------------      -----------    -------------

          Total current assets                                                   31,712                -                -

PROPERTY AND EQUIPMENT, net of accumulated
  depreciation and amortization                                                  11,458                -                -

INVESTMENT IN MEDCOM NETWORK, INC.                                               30,000                -                -
                                                                          -------------      -----------    -------------

                                                                          $      73,170      $         -    $           -
                                                                          =============      ===========    =============

                          LIABILITIES AND STOCKHOLDERS' DEFICIT

CURRENT LIABILITIES:
  Accrued expenses                                                        $     113,140      $         -    $           -
  Loan payable, related party                                                    17,000                -                -
                                                                          -------------      -----------    -------------

          Total current liabilities                                             130,140                -                -
                                                                          -------------      -----------    -------------

NOTE PAYABLE                                                                     35,000                -                -
                                                                          -------------      -----------    -------------

STOCKHOLDERS' DEFICIT:
  Common stock; $0.001 par value, 50,000,000 shares
    authorized, 8,918,100 and 2,340,100 shares issued
    and outstanding at June 30, 1999 and December 31,
    1998, respectively                                                            8,918            2,340            2,340
  Common stock subscriptions receivable                                          (2,000)               -                -
  Additional paid-in capital                                                    343,132          111,830          111,830
  Deficit accumulated during development stage                                 (442,020)        (114,170)        (114,170)
                                                                          -------------      -----------    -------------

          Total stockholders' deficit                                           (91,970)               -                -
                                                                          -------------      -----------    -------------

                                                                          $      73,170      $         -    $           -
                                                                          =============      ===========    =============



See accompanying independent auditors' report and notes to consolidated financial statements.

                     CONVERGE GLOBAL, INC. AND SUBSIDIARIES
                        (A DEVELOPMENT STAGE ENTERPRISE)

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                                                      Period from
                                                                                                                     inception of
                                        Six months          Six months         Year ended            Year ended      operations on
                                           ended               ended          December 31,          December 31,  October 4, 1985 to
                                       June 30, 1999       June 30, 1998          1998                  1997         June 30, 1999*
                                       -------------       -------------     --------------        -------------    ----------------
                                        (unaudited)         (unaudited)

REVENUES                             $        5,870       $            -    $             -        $           -     $        5,870

COST OF REVENUES                                  -                    -                  -                    -                  -
                                     --------------       --------------    ---------------        -------------     --------------
GROSS PROFIT                                  5,870                    -                  -                    -              5,870

SELLING, GENERAL AND ADMINISTRATIVE         332,920                    -                  -               26,110            447,090
                                     --------------       --------------    ---------------        -------------     --------------

LOSS BEFORE INCOME TAXES                   (327,050)                   -                  -              (26,110)          (441,220)

INCOME TAXES                                    800                    -                  -                    -                800
                                     --------------       --------------    ---------------        -------------     --------------

NET LOSS                             $     (327,850)      $            -    $             -        $     (26,110)    $     (442,020)
                                     ==============       ==============    ===============        =============     ==============
WEIGHTED AVERAGE NUMBER OF
  SHARES OUTSTANDING:
    Basic                                 6,843,404            6,843,404          6,843,404            6,843,404          6,843,404
                                     ==============       ==============    ===============        =============     ==============
NET LOSS PER SHARE:
    Basic                            $         (.05)      $           -     $            -         $           -     $         (.06)
                                     ==============       ==============    ===============        =============     ==============
WEIGHTED AVERAGE NUMBER OF
  SHARES OUTSTANDING:
    Diluted                               7,537,327            7,537,327          7,537,327            7,537,327          7,537,327
                                     ==============       ==============    ===============        =============     ==============
NET LOSS PER SHARE:
    Diluted                          $         (.04)      $           -     $            -         $           -     $         (.06)
                                     ==============       ==============    ===============        =============     ==============

* The period from inception of operations on October 4, 1985 to December 31, 1998 (audited) and for the six months ended June 30, 1999 (unaudited).

See accompanying independent auditors' report and notes to consolidated financial statements.

                     CONVERGE GLOBAL, INC. AND SUBSIDIARIES
                        (A DEVELOPMENT STAGE ENTERPRISE)

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT

                                                                                                       Deficit
                                                                                                     accumulated
                                                                   Common stock      Additional        during             Total
                                            Common stock          subscriptions       paid-in        development      stockholders'
                                       Shares         Amount        Receivable        Capital           Stage            Deficit
                                     ----------    -----------    -------------    -------------   --------------     -------------
Balance at January 1, 1997           20,790,000    $    20,790    $                $      67,270   $      (88,060)    $

Issuance of common stock in
  exchange for services received      2,611,000          2,611                            23,499                           26,110

1 to 10 reverse stock split         (21,060,900)       (21,061)                           21,061

Net loss for the year
  ended December 31, 1997                                                                                 (26,110)        (26,110)
                                    -----------    -----------    ------------     -------------   --------------     -----------
Balance at December 31, 1997          2,340,100          2,340                           111,830         (114,170)

Net loss for the year ended
  December 31, 1998
                                    -----------    -----------    ------------     -------------   --------------     -----------
Balance at December 31, 1998          2,340,100          2,340                           111,830         (114,170)

Issuance of common stock
  during private placement            2,500,000          2,500                            22,500                           25,000

Exercise of common stock
  options                             2,000,000          2,000                           198,000                          200,000

Exercise of employee stock options    2,000,000          2,000          (2,000)

Capital contribution                                                                      10,100                           10,100

Issuance of common stock in
  exchange for services received         78,000             78                               702                              780

Net loss for the six months
  ended June 30, 1999
  (unaudited)                                                                                            (327,850)       (327,850)
                                    -----------    -----------    ------------     -------------   --------------     -----------
Balance at June 30, 1999
  (unaudited)                         8,918,100    $     8,918    $     (2,000)    $     343,132   $     (442,020)    $   (91,970)
                                    ===========    ===========    ============     =============   ==============     ===========

See accompanying independent auditors' report and notes to consolidated financial statements.

                     CONVERGE GLOBAL, INC. AND SUBSIDIARIES
                        (A DEVELOPMENT STAGE ENTERPRISE)

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

                                                                                                                     Period from
                                                                                                                     inception of
                                                     Six months        Six months     Year ended     Year ended     operations on
                                                       ended             ended       December 31,   December 31,   October 4, 1985
                                                   June 30, 1999     June 30, 1998       1998           1997       to June 30, 1999
                                                  ---------------   ---------------  ------------   ------------   ----------------
                                                     (unaudited)       (unaudited)
CASH FLOWS PROVIDED BY (USED FOR)
 OPERATING ACTIVITIES:
  Net loss                                         $     (327,850)  $            -   $           -   $   (26,110)  $      (353,960)
                                                   --------------   --------------   -------------   -----------   ---------------
 ADJUSTMENTS TO RECONCILE NET LOSS TO NET CASH
 PROVIDED BY (USED FOR) OPERATING ACTIVITIES:
      Depreciation and amortization                         1,042                -               -             -             1,042
      Services in exchange for common stock                   780                -               -        26,110            26,890

 CHANGES IN OPERATING ASSETS AND LIABILITIES:
    INCREASE IN ASSETS:
      Increase in due from related party                   (3,280)               -               -             -            (3,280)
      Increase in prepaid expenses                         (9,500)               -               -             -            (9,500)

    INCREASE IN LIABILITIES-
      increase in accrued expenses                        113,140                -               -             -           113,140
                                                   --------------   --------------   -------------   -----------   ---------------

          Total adjustments                               102,182                -               -        26,110           128,292
                                                   --------------   --------------   -------------   -----------   ---------------

          Net cash used for operating activities         (225,668)               -               -             -          (225,668)
                                                   --------------   --------------   -------------   -----------   ---------------

CASH FLOWS USED FOR INVESTING ACTIVITIES:
  Payments to acquire property and equipment              (12,500)               -               -             -           (12,500)
  Investment in Medcom Network, Inc.                      (30,000)               -               -             -           (30,000)
                                                   --------------   --------------   -------------   -----------   ---------------

          Net cash used for investing activities          (42,500)               -               -             -           (42,500)
                                                   --------------   --------------   -------------   -----------   ---------------

                                   (Continued)


See accompanying independent auditors' report and notes to consolidated financial statements.

                     CONVERGE GLOBAL, INC. AND SUBSIDIARIES
                        (A DEVELOPMENT STAGE ENTERPRISE)

                CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

                INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS


                                                                                                                      Period from
                                                                                                                      inception of
                                                      Six months       Six months       Year ended    Year ended     operations on
                                                        ended            ended         December 31,  December 31,   October 4, 1985
                                                    June 30, 1999    June 30, 1998        1998           1997      to June 30, 1999
                                                   ---------------   -------------    -------------  ------------  ----------------
                                                     (unaudited)      (unaudited)
CASH FLOWS PROVIDED BY FINANCING ACTIVITIES:
  Proceeds from loan payable, related party                 17,000               -                -             -            17,000
  Proceeds from note payable, net                           35,000               -                -             -            35,000
  Proceeds from issuance of common stock and
    paid in capital                                        235,100               -                -             -           235,100
                                                   ---------------   -------------    -------------  ------------     -------------
         Net cash provided by financing activities         287,100               -                -             -           287,100
                                                   ---------------   -------------    -------------  ------------     -------------
NET INCREASE IN CASH                                        18,932               -                -             -            18,932
CASH, beginning of period/year                                   -               -                -             -                 -
                                                   ---------------   -------------    -------------  ------------     -------------
CASH, end of period/year                           $        18,932   $           -    $           -  $          -     $      18,932
                                                   ===============   =============    =============  ============     =============
SUPPLEMENTAL DISCLOSURE OF CASH FLOW
  INFORMATION -
    income taxes paid                              $           800   $           -    $           -  $          -     $         800
                                                   ===============   =============    =============  ============     =============
SUPPLEMENTAL DISCLOSURE OF NON-CASH
  INVESTING AND FINANCING ACTIVITIES -
    services rendered in exchange for
      common stock                                 $           780   $           -    $           -  $     26,110     $      26,890
                                                   ===============   =============    =============  ============     =============

* The period from inception of operations on October 4, 1985 to December 31, 1998 (audited) and for the six months ended June 30, 1999 (unaudited).



See accompanying independent auditors' report and notes to consolidated financial statements.

                     CONVERGE GLOBAL, INC. AND SUBSIDIARIES
                        (A DEVELOPMENT STAGE ENTERPRISE)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                   YEARS ENDED DECEMBER 31, 1998 AND 1997 AND
               SIX MONTHS ENDED JUNE 30, 1999 AND 1998 (UNAUDITED)




(1)     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

        ORGANIZATION AND BASIS OF PRESENTATION:

               The Company was organized October 4, 1985, under the laws of the State of Utah, as Mormon Mint, Inc.

               On October 15, 1997, the Company reverse split its common stock 1:10, thus decreasing the number of outstanding common stock shares from 23,401,000 shares to 2,340,100 shares.

               On December 4, 1997, the Company changed its name from Mormon Mint, Inc. to Capital Placement Specialists, Inc.

               On January 5, 1999, all of the outstanding shares were purchased for $200,000 and accordingly, there was a change in control of the Company. Immediately following this transaction, the new stockholders changed its name from Capital Placement Specialists, Inc. to Converge Global, Inc.

        PRINCIPLES OF CONSOLIDATION:

               The accompanying financial statements include the accounts of Converge Global, Inc. (the "Parent"), and its subsidiaries, Gearz.com, Inc., a wholly owned subsidiary, and Liquidationbid.com, Inc., a 50% owned subsidiary, collectively "the Company." All significant intercompany accounts and transactions have been eliminated in consolidation.

        GOING CONCERN:

               The Company's consolidated financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company has no current source of revenue. Without realization of additional capital, it would be unlikely for the Company to continue as a going concern. This factor raises substantial doubt about the Company's ability to continue as a going concern.

        BUSINESS ACTIVITY:

               The Company plans to provide in-depth and unique e-commerce solutions with specific emphasis on audio and video delivery over the Internet. The Company also plans to design and develop websites in exchange for fees from its customers.



See accompanying independent auditors' report.

                     CONVERGE GLOBAL, INC. AND SUBSIDIARIES
                        (A DEVELOPMENT STAGE ENTERPRISE)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                   YEARS ENDED DECEMBER 31, 1998 AND 1997 AND
               SIX MONTHS ENDED JUNE 30, 1999 AND 1998 (UNAUDITED)




(1)     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

        CASH:

               EQUIVALENTS

               For purposes of the statement of cash flows, cash equivalents include all highly liquid debt instruments with original maturities of three months or less which are not securing any corporate obligations.

               CONCENTRATION

               The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

        USE OF ESTIMATES:

               The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

        PROPERTY AND EQUIPMENT:

               Property and equipment are valued at cost. Expenditures for maintenance and repairs are charged to earnings as incurred; additions, renewals and betterments are capitalized. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the respective accounts, and any gain or loss is included in operations. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

        INCOME TAXES:

               The Company uses the liability method of accounting for income taxes pursuant to SFAS No. 109, "Accounting for Income Taxes."

               Deferred income tax assets result from temporary differences when certain amounts are deducted for financial statement purposes and when they are deducted for income tax purposes.

               The principal temporary difference is the net operating loss carryforward, which was immaterial at December 31, 1998 and 1997, respectively. A deferred tax asset has been provided and is completely offset by a valuation allowance because its utilization does not appear to be reasonably assured.



See accompanying independent auditors' report.

                     CONVERGE GLOBAL, INC. AND SUBSIDIARIES
                        (A DEVELOPMENT STAGE ENTERPRISE)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                   YEARS ENDED DECEMBER 31, 1998 AND 1997 AND
               SIX MONTHS ENDED JUNE 30, 1999 AND 1998 (UNAUDITED)



(1)     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

        INCOME TAXES, CONTINUED:

               On January 5, 1999, there was a 100% change in the control and ownership of the Company. As a result of this change in control, there are significant limitations on the utilization of the net operating loss carryforwards through December 31, 1998. Federal net operating loss carryforward starts to expire on December 31, 2018 and California state net operating loss carryforward starts to expire on December 31, 2003.

        NET LOSS PER SHARE:

               The Company has adopted Statement of Financial Accounting Standard No. 128, Earnings per Share ("SFAS No. 128"), which is effective for annual and interim financial statements issued for periods ending after December 15, 1997. SFAS No. 128 was issued to simplify the standards for calculating earnings per share ("EPS") previously in APB No. 15, Earnings Per Share. SFAS No. 128 replaces the presentation of primary EPS with a presentation of basic EPS. The new rules also require dual presentation of basic and diluted EPS on the face of the statement of operations.

               For the six months ended June 30, 1999 and the years ended December 31, 1998 and December 31, 1997 and the period from inception of operations to June 30, 1999, the per share data is based on the weighted average number of common and common equivalent shares outstanding, and are calculated in accordance with Staff Accounting Bulletin of the Securities and Exchange Commission (SAB) No. 98 whereby common stock, options or warrants to purchase common stock or other potentially dilutive instruments issued for nominal consideration must be reflected in basic and diluted per share calculations for all periods in a manner similar to a stock split, even if anti-dilutive. Accordingly, in computing basic earnings per share, nominal issuances of common stock are reflected in a manner similar to a stock split or dividend. In computing diluted earnings per share, nominal issuances of common stock and potential common stock are reflected in a manner similar to a stock split or dividend.

        INTERIM FINANCIAL STATEMENTS (UNAUDITED):

               The accompanying unaudited condensed consolidated financial statements for the interim periods ended June 30, 1999 and 1998 have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-QSB and Regulation S-B. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six months ended June 30, 1999 are not necessarily indicative of the results that may be expected for the year ending December 31, 1999.



See accompanying independent auditors' report.

                     CONVERGE GLOBAL, INC. AND SUBSIDIARIES
                        (A DEVELOPMENT STAGE ENTERPRISE)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                   YEARS ENDED DECEMBER 31, 1998 AND 1997 AND
               SIX MONTHS ENDED JUNE 30, 1999 AND 1998 (UNAUDITED)


(2)     PROPERTY AND EQUIPMENT:

        A summary at June 30, 1999 is as follows:

               Computer equipment                                                           $       12,500
               Less accumulated depreciation                                                         1,042
                                                                                            --------------
                                                                                            $       11,458
                                                                                            ==============

        Depreciation expense for the six months ended June 30, 1999 amounted to $1,042. There were no property and equipment as of December 31, 1998 and 1997, and accordingly, there was no deprecation expense for the years ended December 31, 1998 and 1997.


(3)     INVESTMENT IN MEDCOM NETWORK, INC. (UNAUDITED):

        On June 15, 1999, the Company purchased 20% of the outstanding shares of an unrelated company, Medcom Network, Inc. for $30,000. The purchase included a six-month anti-dilution provision and an agreement not to sell the shares for a period of one year or until the shares are registered with the United States Securities and Exchange Commission.


(4)     ACCRUED EXPENSES:

        A summary at June 30, 1999 is as follows:

               Accrued payroll and related taxes                                            $       74,250
               Other overhead expenses                                                              27,091
               Accrued legal                                                                         7,500
               Accrued rent                                                                          4,299
                                                                                            --------------
                                                                                            $      113,140
                                                                                            ==============

        There were no accrued expenses for the years ended December 31, 1998 and 1997.


(5)     NOTE PAYABLE (UNAUDITED):

        The note is due to a foreign trust (related through an officer) and is unsecured. It is due on April 15, 2002 and accrues interest at 7.5% per annum. The note may be extended in one-year increments, subject to the note holder's approval.



See accompanying independent auditors' report.

                     CONVERGE GLOBAL, INC. AND SUBSIDIARIES
                        (A DEVELOPMENT STAGE ENTERPRISE)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                   YEARS ENDED DECEMBER 31, 1998 AND 1997 AND
               SIX MONTHS ENDED JUNE 30, 1999 AND 1998 (UNAUDITED)


(6)     STOCKHOLDERS' DEFICIT:

        PRIVATE PLACEMENT OFFERING

        The Company commenced a private placement offering under Regulation D, rule 504 of the Securities Act of 1933, up to the limit of $1,000,000. During January 1999, the Company raised $25,000 from the issuance of 2,500,000 shares of common stock to an investment group. The Company also granted 2,000,000 stock options to this investment group to purchase additional shares of common stock at an exercise price of $0.10 per share. During the six months ended June 30, 1999, 2,000,000 options were exercised for $200,000.

        EMPLOYEE STOCK OPTION PLAN

        Effective January 6, 1999, the Company adopted a Stock Option Plan (the "Plan") for its directors, employees and consultants under which a maximum number of 7,000,000 options maybe granted to purchase common stock of the Company. The Compensation Committee of the Board of Directors administers the Plan, selects recipients to whom options are granted and determines the number of shares to be awarded. Options granted under the Plan are exercisable at a price determined by the Compensation Committee at the time of grant, but in no event less than fair market value.

        The number and weighted average exercise price of options granted under the Employee Stock Option Plan, for the six months ended June 30, 1999 are as follows:

                                                                                                       Weighted Average
                                                                                      Shares            Exercise Price
                                                                                     ---------         ----------------
                  Outstanding at beginning of period                                         -             $    .001
                  Outstanding at end of period                                               -                      -
                  Exercisable at end of period                                               -                      -
                  Granted during period                                              2,000,000                  .001
                  Exercised during period                                            2,000,000                  .001

        The holders of these stock options have executed agreements to exercise these options; however, no cash was received to date. Accordingly, the $2,000 due for the 2,000,000 shares has been presented on the accompanying balance sheet as common stock receivable at June 30, 1999.

        The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related interpretations in accounting for its employee stock options because the alternative fair value accounting provided for under FASB Statement No. 123, "Accounting for Stock-Based Compensation," requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the fair market value of the underlying stock on the date of grant, no compensation expense is recognized.

        Proforma information regarding net income and earnings per share under the fair value method has not been presented as the amounts are immaterial.


See accompanying independent auditors' report.

                     CONVERGE GLOBAL, INC. AND SUBSIDIARIES
                        (A DEVELOPMENT STAGE ENTERPRISE)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                   YEARS ENDED DECEMBER 31, 1998 AND 1997 AND
               SIX MONTHS ENDED JUNE 30, 1999 AND 1998 (UNAUDITED)




(7)     RELATED PARTY TRANSACTION:

        Prior to January 5, 1999, the Company neither owned nor leased any real or personal property. Office services were provided without charge by a director. Such costs were immaterial to the financial statements and, accordingly, have not been reflected therein.

        Effective January 5, 1999, the Company rents office space and certain office equipment on a monthly basis from a party related through common ownership. Rent expense for the six months ended June 30, 1999 amounted to approximately $28,000.

        Effective February 1, 1999, the Company entered into a one-year employment agreement with two of its officers. Pursuant to this agreement, the Company will compensate each officer $5,000 per month. Adjustments for compensation and renewal of employment terms are subject to the Board of Directors' approval.



See accompanying independent auditors' report.